Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	March 3, 2026

Eldorado Gold’s Lamaque Complex Receives TSM Gold Leadership Award; Certified in Full Compliance with International Cyanide Code Management

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE American: EGO)  (“Eldorado” or the “Company”) is pleased to announce that its Lamaque Complex in Val-d’Or, Québec has received the Towards Sustainable Mining (TSM) Gold Leadership Award from the Mining Association of Canada (MAC) in recognition of its outstanding performance in responsible mining.

eldorado gold
SKOURIES
Initial 20-year mine life
Provides for a step

Eldorado Gold Quebec receives the TSM Gold Leadership Award at the Prospectors and Developers Association of Canada Conference in Toronto. (Pictured: Christian Milau, President; George Burns, CEO; Ben Chalmers, SVP, Mining Association of Canada; Sylvain Lehoux, VP & Country Manager, Canada; Valerie Gourde, Regional Director, Public Affairs and Sustainable Development; and Jennifer Prospero, Senior Director, Sustainability)

The TSM Gold Leadership Award recognizes mining operations that achieve Level AAA – the highest possible rating – across all applicable TSM performance indicators, as verified by independent external auditors. The Lamaque Complex earned Level AAA across its applicable indicators, reflecting excellence in the operations sustainability practices. Only five other facilities have received this recognition to date, and this is the first time it has been awarded since 2020.

“Receiving the TSM Gold Leadership Award for our Lamaque Complex is a tremendous honour for Eldorado Gold,” said George Burns, Chief Executive Officer. “This recognition reflects the dedication of our employees and our unwavering commitment to responsible mining in Québec and across our global operations, where TSM protocols are applied as a matter of practice under Eldorado’s Sustainability Integrated Management System.”

“This award belongs to our entire team, as well as our local partners and communities of interest who help guide our work and decisions,” said Sylvain Lehoux, Vice President, Canada. “This recognition reflects the care our employees take every day to operate safely, ensure a healthy environment, and work collaboratively with our local communities of interest. This was a multi-year journey that began at the earliest days of the Lamaque mine.”

TSM performance is externally verified on a three-year cycle and evaluated against rigorous environmental and social standards, including climate change, water stewardship, tailings management, Indigenous and community relationships, safety and health, biodiversity conservation, and crisis management. Eldorado applies TSM protocols across all of its global mining operations, including Canada as a mandatory requirement of membership in the Mining Association of Canada.

“The Gold Leadership Award represents the best of the best when it comes to exemplary responsible practices and strong commitments to environmental and social performance,” said Pierre Gratton, MAC’s President and CEO. “Our industry has a particularly important role to play in ensuring that the minerals and metals needed for the economy, national security, and the technologies we rely on are readily available, and it is essential that they are produced to the highest standards in the world, including through TSM.”

TSM is embedded in Eldorado’s Sustainability Integrated Management System (SIMS), which provides a set of company-wide sustainability standards that establish minimum performance requirements for the management of health, safety, environment, social performance and security. First launched in early 2021, SIMS was developed in alignment with internationally recognized standards, including TSM. SIMS is regularly reviewed and updated based on evolving standards, and is seen by the Company as a critical tool for driving its sustainability performance.

In addition to the award recognition from MAC, the International Cyanide Management Institute announced last week that the Lamaque Complex has been certified in full compliance with the International Cyanide Management Code, a voluntary industry program dedicated to the safe and environmentally responsible management of cyanide used in gold and silver production.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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